Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-110973, 333-122861 and 333-132329 on Form S-8 of (i) our report dated March 12, 2007 on the consolidated financial statements of LECG Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard and an explanatory paragraph relating to a retained earnings cumulative effect adjustment) and (ii) our report dated March 12, 2007 on internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of LECG Corporation for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 12, 2007